SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                   SCHEDULE TO
                                 (Rule 14d-100)
                            _________________________


   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                     WEST PUTNAM HOUSING INVESTORS III LLC
                     --------------------------------------
                                   (Offerors)
     (Name of filing persons (identifying status as offeror, issuer or other person))

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                     WEST PUTNAM HOUSING INVESTORS III LLC
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications on Behalf of
                               the Filing Persons)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction valuation:                   Amount of Filing Fee:
--------------------------------------------------------------------------------
            Not Applicable*                          Not Applicable*
--------------------------------------------------------------------------------

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:________________________    Filing Party:________________

Form or Registration No:_______________________    Date Filed:__________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

   |X|  third-party tender offer subject to Rule 14d-1.

   |_|  issuer tender offer subject to Rule 13e-4.

   |_|  going-private transaction subject to Rule 13e-3.

   |_|  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         The Tender Offer Statement on Schedule TO is being filed by West Putnam Housing Investors III LLC, a Delaware corporation (the "Company"), pursuant to General Instruction D to Schedule TO. This Schedule TO relates to pre-commencement communications by the Company.

Item 12.    Exhibits.

            (a)(5)(i) Letter to the Limited Partners of Secured Income L.P., dated September, 22, 2004.

            (a)(5)(ii)  Form of Notice of Withdrawal.

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(5)(i) Letter to the Limited Partners of Secured Income L.P., dated September 22, 2004

(a)(5)(ii)        Form of Notice of Withdrawal

                                                               Exhibit (a)(5)(i)


                     WEST PUTNAM HOUSING INVESTORS III LLC

                              599 W. Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 869-0900

                                                             September 22, 2004

To the Limited Partners of
  Secured Income L.P.

      You may have received an offer from AIMCO/Bethesda Holdings Acquisitions, Inc. to purchase your units of limited partnership interest in Secured Income L.P. at a price of $23.30 per unit. You may wish to wait before responding.

      We are an affiliate of Wilder Richman Resources Corporation, one of your three general partners ("WRRC"). AIMCO/Bethesda Holdings Acquisitions, Inc. is an affiliate of another of your three general partners, Real Estate Equity Partners, L.P. WRRC recently filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 in which it did not recommend that you tender in the AIMCO/Bethesda offer, unless you have a need for liquidity in your investment at this time. As disclosed in the Solicitation/Recommendation Statement, WRRC is in discussions with a number of potential purchasers for the real estate properties owned by the partnership and it believes that a sale of these properties could be accomplished within the next four to twelve months. WRRC believes that the price of $23.30 per unit offered by AIMCO/Bethesda is too low, and that unit holders may realize significantly greater value through a sale of the properties and a liquidation of the partnership.

      Because we recognize that there may be unit holders that require immediate liquidity, we intend shortly to make a tender offer to purchase units for a higher price than the AIMCO/Bethesda offer. Accordingly, if you wish to sell your units now and you were considering accepting the AIMCO/Bethesda offer, we strongly suggest that you wait for our offer before you tender in the AIMCO/Bethesda offer. If you have already tendered in the AIMCO/Bethesda offer, you may wish to withdraw your tender. We have enclosed a form notice of withdrawal for your convenience. You may use this notice to withdraw your tender in accordance with the procedures described in the AIMCO/Bethesda offer documents.

      You are advised to read our tender offer materials, which will contain important information. These tender offer materials will be mailed to unit holders shortly and, when filed, will also be available for free on the SEC website at www.sec.gov.

                          Sincerely,

                          WEST PUTNAM HOUSING INVESTORS III LLC

                          Gina K. Dodge

                          Secretary

                                                              Exhibit (a)(5)(ii)


                              NOTICE OF WITHDRAWAL

      The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to AIMCO/Bethesda Holdings Acquisitions, Inc. pursuant to its tender offer dated September 1, 2004, as amended to date.

Name of person(s) who tendered Units: __________________________________________

Name of registered Unit holder(s) (if different): ______________________________

Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): __________


Date: _______________, 2004


____________________________________
Signature of Withdrawing Unit Holder


____________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS
------------

      According to the AIMCO Offer to Purchase, dated September 1, 2004, for a withdrawal to be effective, a written notice of withdrawal must be timely received by the information agent for AIMCO at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed AIMCO's acknowledgement and agreement in the same manner as such acknowledgement and agreement was signed. Please refer to the AIMCO Offer to Purchase for additional information regarding this procedure. The information agent for AIMCO and its contact information are as follows:

THE ALTMAN GROUP, INC.

By hand, mail, or
overnight courier:              By facsimile:
-----------------               ------------

1275 Valley Brook Avenue        (201) 460-0050
Lyndhurst, New Jersey 07071


To confirm withdrawal by telephone, call toll free: (800) 217-9608